UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Lee Enterprises, Incorporated

(Name of Issuer)

(Amendment No. 2)

Common Stock - $.01 Par Value Per Share

(Title of Class of Securities)

523768406

(CUSIP Number)

John McCarron

568 Lincoln Ave.

Winnetka, IL 60093

586-219-5266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 523768406	13D

(1)	NAMES OF REPORTING PERSONS Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 476,863
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 476,863

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,863 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.70%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 523768406	13D

(1)	NAMES OF REPORTING PERSONS Jerrilyn M. Hoffmann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 476,863
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 476,863

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,863 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.70%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 17, 2024 as amended by Amendment No. 1 (the “Prior Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Prior Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Prior Schedule 13D is amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $1,076,539.17 to purchase the additional 61,926 shares of Common Stock reported as beneficially owned in Item 5 since the filing of the Prior Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 to Prior Schedule 13D is amended, in pertinent part, as follows:

(a)

and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on October 30, 2024, the Reporting Persons beneficially owned 476,863 shares of Common Stock, representing approximately 7.70% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,190,554 shares of Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q for the fiscal quarter ended June 23, 2024, of the Issuer.

(c)

Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the filing on the Prior Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule A annexed hereto and incorporated herein by reference.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Signature Page to Follow.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 31, 2024	JERRILYN M. HOFFMANN REVOCABLE TRUST DATED MAY 30, 2001

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann
Its: Trustee

Dated: October 31, 2024	JERRILYN M. HOFFMANN

	By:	/s/ Jerrilyn M. Hoffmann
Name: Jerrilyn M. Hoffmann

Schedule A

Transactions by the Reporting Persons Since the Most Recent Filing on Schedule 13D

The following table sets forth all unreported transactions with respect to the Common Stock effected by or on behalf of the Reporting Persons since the most recent filings on Schedule 13D through 4:00 p.m., Eastern time, on October 30, 2024. Unless otherwise indicated, all such transactions were effected in the open market. All transactions were made by the Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001.

Securities Purchased	Price per Share	Transaction Date
1980	16.50	10/28/2024
1398	17.05	10/28/2024
1293	17.48	10/29/2024
500	17.50	10/29/2024
500	17.53	10/29/2024
500	17.74	10/29/2024
500	17.50	10/29/2024
500	17.57	10/29/2024
500	17.74	10/29/2024
48027	17.27	10/30/2024
500	17.99	10/30/2024
500	17.86	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
28	18.00	10/30/2024
500	17.98	10/30/2024
200	18.40	10/31/2024
1980	16.50	10/28/2024
1398	17.05	10/28/2024
1293	17.48	10/29/2024
500	17.50	10/29/2024
500	17.53	10/29/2024
500	17.74	10/29/2024
500	17.50	10/29/2024
500	17.57	10/29/2024
500	17.74	10/29/2024
48027	17.27	10/30/2024
500	17.99	10/30/2024

500	17.86	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
28	18.00	10/30/2024
500	17.98	10/30/2024
200	18.40	10/31/2024
1980	16.50	10/28/2024
1398	17.05	10/28/2024
1293	17.48	10/29/2024
500	17.50	10/29/2024
500	17.53	10/29/2024
500	17.74	10/29/2024
500	17.50	10/29/2024
500	17.57	10/29/2024
500	17.74	10/29/2024
48027	17.27	10/30/2024
500	17.99	10/30/2024
500	17.86	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
500	18.00	10/30/2024
28	18.00	10/30/2024
500	17.98	10/30/2024
200	18.40	10/31/2024

Total 61,926